               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                            DVI, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           252462 10 6
                         (CUSIP Number)

                   Mindy Crandus Sircus, Esq.
                     Neal Gerber & Eisenberg
                    Two North LaSalle Street
                     Chicago, Illinois 60602
                         (312) 269-8427
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 31, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 6 pages

1.   NAME OF REPORTING PERSON

          Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-12)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

NUMBER              7.    SOLE VOTING POWER
OF                           1,483,739
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-
EACH
REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                       1,483,739
WITH
                    10.   SHARED DISPOSITIVE POWER
                                -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,483,739

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ X ]

          Excludes 716,981 shares issuable to Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32, #33, #34, #35 and
          #36 upon conversion of notes previously issued by the Company in a private placement. See Item 5 below.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.4%

14.   TYPE OF REPORTING PERSON

                       Page 2 of 6 Pages

PURSUANT TO RULE 101(a)(2)(ii) OF REGULATION S-T OF THE FEDERAL SECURITIES
--------------------------------------------------------------------------
LAWS, THE REPORTING PERSON IS AMENDING AND RESTATING THE INFORMATION IN THE
---------------------------------------------------------------------------
SCHEDULES 13D AND 13G PREVIOUSLY FILED THEREBY.
----------------------------------------------


Item 1.   Security and Issuer
          -------------------

          This statement relates to the common stock, $.005 par value (the "Common Stock"), of DVI, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at One Park Plaza, Suite 800, Irvine, California 92714.

Item 2.   Identify and Background
          -----------------------

          (a)  Name:     Canadian Imperial Bank of Commerce Trust
                         Company (Bahamas) Limited, as Trustee of
                         Settlement T-551 (Settlement T-551-1 through
                         Settlement T-551-12) (the "Reporting Person").

          (b)  Address:  P.O. Box N-3933
                         Nassau, Bahamas

          (c)  Present
               Position:           Not applicable.

          (d)  Criminal
               Convictions:        None.

          (e)  Judgments Against:  None.

          (i)  Citizenship:        Bahamas.

          The beneficiaries of the trusts identified above are the grandchildren of A.N. Pritzker, deceased.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Reporting Person used trust funds to acquire the 1,483,739 shares of Common Stock beneficially owned by it as of September 1, 1995. The Reporting Person's beneficial ownership of these shares of Common Stock was previously reported on a Schedule 13G and a
          Schedule 13D.


                       Page 3 of 6 Pages

Item 4.   Purpose of the Transaction.
          --------------------------

          The shares of Common Stock owned by the Reporting Person were acquired for investment. The Reporting Person continuously reviews its investment portfolio, and depending on market conditions, the business and prospects of the Issuer and other relevant factors, it may (i) continue to hold the shares of Common Stock which it beneficially owns, (ii) purchase additional shares of Common Stock on such terms and at such times as it considers desirable or (iii) dispose of all or a portion of such shares of Common Stock.

          Except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  The Reporting Person has been advised by the Issuer that
               (i) on July 31, 1995, the Issuer consummated the public offering of 2,500,000 shares of Common Stock (exclusive of the underwriters' over-allotment option), and (ii) the total number of shares of Common Stock outstanding as of September 1, 1995 was 9,605,289.

               As of September 1, 1995, the Reporting Person beneficially owned 1,483,739 shares of Common Stock or, to the best of its knowledge, approximately 15.4% of the issued and outstanding shares of Common Stock. The Reporting Person has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

          (c) During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.

          (d)  None.



                       Page 4 of 6 Pages

          (e)  Inapplicable.

               As previously reported on a voluntary basis by the Reporting Person, on June 21, 1994, Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32,
               #33, #35 and #36 purchased $7.6 million principal amount of 9 1/8% Convertible Subordinated Notes Due 2002 (the "Notes") from the Issuer in a private placement. The Notes are convertible from time to time prior to redemption or maturity by the holder into shares of Common Stock at a conversion price of $10.60 per share of Common Stock, subject to standard anti-dilution adjustment. The Reporting Person hereby disclaims beneficial ownership of the Notes and the shares of Common Stock issuable upon conversion thereof. The Reporting Person also disclaims membership in a "group" for any purpose, including, without limitation, Section 13(d) of the Securities Exchange Act of 1934, as amended.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

























                       Page 5 of 6 Pages

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1995.


                         CANADIAN IMPERIAL BANK OF COMMERCE TRUST
                         COMPANY (BAHAMAS) LIMITED, as Trustee of
                         Settlement T-551 (Settlement T-551-1 through
                         Settlement T-551-12)



                         By:  /s/ Carlis E. Chisolm
                              __________________________________________
                              Its:  Manager, Trust Department






































                             Page 6 of 6 pages